UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934


SYSOREX GLOBAL HOLDINGS CORP

 (Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

87184N 203

(CUSIP Number)
N/A
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
x Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















  1

NAMES OF REPORTING PERSONS
S.S. or I.R.S. Identification Nos. of Above Persons (Entities Only)

SHAHEEN AHMAD
  2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)         (b)
 NOT MEMBER OF ANY GROUP
  3

SEC USE ONLY

  4

CITIZENSHIP OR PLACE OF ORGANIZATION
 UNITED STATES
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

5

SOLE VOTING POWER

1,230,834


6

SHARED VOTING POWER




7

SOLE DISPOSITIVE POWER

1,230,834


8

SHARED DISPOSITIVE POWER


  9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,834
10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.20%
12

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

INDIVIDUAL SHARE HOLDER





Item 1(a)

Name of Issuer:

SYSOREX GLOBAL HOLDINGS CORP


Item 1(b)

Address of Issuer's Principal Executive Offices:
2479E BAYSHORE DRIVE, SUITE 195, PALO ALTO, CA 94303



Item 2(a)

Name of Person Filing:
SHAHEEN AHMAD




Item 2(b)

Address of Principal Business Office or, if none, Residence:

DR. SHAHEEN AHMAD,
BOX 7584, 909 THIRD AVENUE
NEW YORK, NY  10150-7584


Item 2(c)

Citizenship:

UNITED STATES


Item 2(d)

Title of Class of Securities:

COMMON STOCK, PAR VALUE $0.001 PER SHARE


Item 2(e)

CUSIP No.:

87184N 203


Item 3

If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c).


Item 4

Ownership:
(a) Amount beneficially owned:
      1,230,834
 (b) Percent of class:
     6.20%
Based on 19,829,236 shares of Common Stock outstanding
as of August 6,2015 as reported by the Issuer on its
Annual Report 10Q filed on August 6, 2015.
 (c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote or to direct the vote:
    1,230,834
 (ii) Shared power to vote or to direct the vote
    1,230,834
 (iii) Sole power to dispose or to direct the disposition of:
  1,230,834
 (iv) Shared power to dispose of or direct the disposition of: NA



Item 5

Ownership of Five Percent or Less of a Class:

Not applicable.


Item 6

Ownership of More than Five Percent on Behalf of Another Person:



Not applicable.




Item 7

Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on
By the Parent Holding Company or Control Person:

Not applicable.


Item 8

Identification and Classification of Members of the Group:

Not applicable.


Item 9

Notice of Dissolution of Group:

Not applicable.


Item 10

Certifications:

Not applicable.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 16, 2015


/s/ SHAHEEN AHMAD
Name: SHAHEEN AHMAD